                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25

                                                Commission File Number 000-21383

                           NOTIFICATION OF LATE FILING

       (Check One): [ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F  [ ] Form, 10-Q
                    [ ] Form N-SAR
For Period Ended:   DECEMBER 31, 1997
                 ---------------------------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________


       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________



                         PART I. REGISTRANT INFORMATION

Full name of registrant  APPALACHIAN BANCSHARES, INC.
                        --------------------------------------------------------

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

      315 INDUSTRIAL BOULEVARD
--------------------------------------------------------------------------------

City, State and Zip Code   ELLIJAY, GEORGIA 30540
                         -------------------------------------------------------

                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

The registrant's report on Form 11-K for the year ended December 31, 1997, cannot be filed within the prescribed period because the Company has not obtained certain information from the Trustee of the Master Trust for the Company's Section 401(k) Profit Sharing Plan in order to reconcile the financial records of such Plan. Such information cannot be obtained prior to the prescribed due date without unreasonable effort or expense.

The registrant intends to file the subject Form, which will be filed as an amendment to its Form 10-KSB for the year ended December 31, 1997(as permitted by Rule 15d-21), within the 15-day time period prescribed by Rule 12b-25.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

              CRAIG S. MORDOCK         (404)         885-3376
--------------------------------------------------------------------------------
                    (Name)          (Area code) (Telephone Number)

         (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes     [ ] No



         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes     [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          APPALACHIAN BANCSHARES, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized


Date: June 29, 1998                        By:  /s/ Kent W. Sanford
      -------------                             -------------------
                                         Name:  Kent W. Sanford
                                        Title:  Chief Financial Officer

                                                                      EXHIBIT 99
                                                                  TO FORM 12b-25

                       STATEMENT OF BRICKER & MELTON, P.A.


                                   FORM 12B-25
                               EXHIBIT A-12b-25(c)


                      [BRICKER & MELTON, P.A. LETTERHEAD]




Board of Trustees
Appalachian Bancshares, Inc.
    Section 401(k) Profit Sharing Plan
315 Industrial Blvd.
Ellijay, Georgia 30540


         We have read the Company's explanation of the reason for the filing of Form 12b-25, "Notification for Late Filing." We concur that adequate information has not been provided to us by the Company and the Trustee of the Master Trust for Appalachian Bancshares, Inc.'s Section 401(k) Profit Sharing Plan in order to reconcile the financial records of Appalachian Bancshares, Inc.'s Section 401(k) Profit Sharing Plan.


/s/ Bricker & Melton, P.A.


Duluth, Georgia
June 26, 1998